Exhibit 17

To:  Herbert Lindo

From:   Paul L. Nusbaum

Subject:  Resignation for Kenilworth Board of Directors

Date:  September 1, 2006

I agreed to serve on Kenilworth’s Board of Directors because of my interest in seeing the company move foreward and because I thought I could offer significant insight into the company’s operations. Further, I agreed to serve on the Board of Directors only if Directors liability insurance was in place and all Board members were appropriated covered.

Based on your latest e-mail, please consider this correspondence as my letter of resignation effective August 28th—again, my agreeing to serve on the Board was contingent upon insurance coverage, once that lapsed so did my tenure on the Board.

Once appropriate coverage is secured and maintained and should you desire me to continue on the Board, I will be pleased to consider serving on the Board again.

Good luck with future Kenilworth operations.

Sincerely,

Paul L. Nusbaum

September 6, 2006

Mr. Herbert Lindo

Kenilworth Systems Corp

185 Willis Avenue Suite 4

Mineola, NY 11501-2622

Dear Herb,

Based on recent e-mails, effective August 28 I resign my position as a Director of Kenilworth Systems Corporation. I had agreed to serve on the board contingent upon insurance coverage, once that lapsed so did my tenure on the Board.

Please accept this correspondence as official notice of my resignation.

Sincerely,

David Satterfield